SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of May, 2007

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS
(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 - Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Results of the Internal Investigation of Events

(Rio de Janeiro, May 24, 2007). – PETRÓLEO BRASILEIRO S/A - PETROBRAS, [Bovespa: PETR3/PETR4, NYSE: PBR/PBRA, Latibex: XPBR/XPBRA, BCBA: APBR/APBRA], a Brazilian international energy company, announces the findings of the Internal Commission created to ascertain the facts arising from the statement by the Brazilian Securities and Exchange Commission (CVM) with respect to the alleged occurrence of use of privileged information:

1)	In regard to the conduct of the Petrobras Group employees that took part in the transaction, the Commission concluded that there was no leak of information.

2)
As regards the Petrobras employee that acquired shares of the Ipiranga Group, the Commission did not succeed in finding conclusive evidence or indications that the purchase and sale transactions described by the CVM originated from the use of privileged information.

3)
Said employee was omissive of his responsibilities by not informing his superiors, on the date of the announcement of the Relevant Fact, his transactions with shares of the Ipiranga Group during the period that immediately preceeded the closing of the transaction, what implies a breach of the Petrobras Group Code of Ethics, particularly provision 3.4 transcribed as follows:

“In their relationship with the Petrobras Group employees commit themselves to refrain from getting involved in any activity that conflicts with the interests of the Petrobras Group and reporting to hierarchical superiors or to Ombudsman ships any situation that apparently or potentially may result in conflicts of interest; “

On March 23, the employee ceased to carry out his duties as Executive Manager of the Petrobras Distribuidora subsidiary, returning to the Petrobras employee roll.

The employee filed for retirement with the National Social Security Institute(INSS) and upon its approval requested his detachment from Petrobras.

www.petrobras.com.br/ri/english
Contacts: PETRÓLEO BRASILEIRO S. A. – PETROBRAS
Investor Relations Department I Raul Adalberto de Campos - Gerente Executivo I E-mail: petroinvest@petrobras.com.br
Av. República do Chile, 65 – 22nd floor - 20031-912 - Rio de Janeiro, RJ I Tel.: 55 (21) 3224-1510 / 9947

This document may contain forecasts that merely reflect the expectations of the Company’s management. Such terms as “anticipate”, “believe”, “expect”, “forecast”, “intend”, “plan”, “project”, “seek”, “should”, along with similar or analogous expressions, are used to identify such forecasts. These predictions evidently involve risks and uncertainties, whether foreseen or not by the Company. Therefore, the future results of operations may differ from current expectations, and readers must not base their expectations exclusively on the information presented herein.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 25, 2007

PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/S/ Almir Guilherme Barbassa
Almir Guilherme Barbassa Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.